Exhibit 99.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of November__ 2020 (“Effective Date”), by and between Bit Digital, Inc., a company organized under the laws of the Cayman Islands (“Buyer”) and individuals listed in Schedule I hereto and each affixes its signature on the signature page of this Agreement (each, a “Seller”; collectively, the “Sellers”). The Buyer and Seller are sometimes referred to herein individually as a “Party” and, collectively as the “Parties”.

RECITALS

WHEREAS, the Seller is the record holder and beneficial owner of all of the computing servers set forth on Schedule II attached hereto (the “Computing Servers”);

WHEREAS, the Buyer wants to purchase the Computing Servers for the Purchase Price set forth in Section 2.1(a);

WHEREAS, the Buyer fully understands the market risks, the price-setting principles and the market fluctuations related to the Computing Servers sold under this Agreement; and

WHEREAS, the Buyer is willing to purchase and Seller is willing to sell Computing Servers and other equipment in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto covenant and agree as follows:

ARTICLE I

INTERPRETATION

1.1 Defined Terms

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

“Business” means the collection and provision of blockchain computing services conducted by the Buyer immediately prior to the date hereof;

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by law to be closed for business;

“Closing” means the completion of the transactions contemplated by this Agreement. The Closing shall take place at the offices of Davidoff Hutcher & Citron LLP, with offices at 605 Third Ave，34th Floor, New York, NY 10158, on the third (3rd) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Buyer and the Seller may agree;

“Encumbrance” means any mortgage, lien, pledge, security interest, conditional sale or other title retention agreement, charge or other security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement or any lease or license in the nature thereof, any option or other agreement to sell or give a security interest;

“Closing Date” means the date and time at which the Closing is actually held;

“Environmental Laws” means any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of Persons or property to Hazardous Substances, including any statute, regulation, administrative decision or order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Hazardous Substances or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater and soil contamination; (d) the Release, threatened Release, or accidental Release into the environment, the workplace or other areas of Hazardous Substances, including emissions, discharges, injections, spills, escapes or dumping of Hazardous Substances; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Hazardous Substances; (g) the protection of wild life, marine life and wetlands, and endangered and threatened species; (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other Persons;

“Environmental Permits” includes all orders, permits, certificates, approvals, consents, registrations, licenses and other authorization of any kind or nature, issued by any authority of competent jurisdiction under Environmental Laws;

“Excluded Registration” means (i) a registration relating to the sale of securities to employees of a wholly foreign owned enterprise (“WFOE”) or a subsidiary pursuant to a stock option, stock purchase, or similar equity incentive plan; or (ii) a wholly foreign owned enterprises registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Ordinary Shares;

“Financial Statements” means, collectively, the Prior Year-End Financial Statements and the

subsequent Interim Financial Statements;

“Force Majeure” means in respect of either Party, any event or occurrence whatsoever beyond the reasonable control of that Party, which delays, prevents or hinders that Party from performing any obligation imposed upon that Party under this Agreement, including to the extent such event or occurrence shall delay, prevent or hinder such Party from performing such obligation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lighting, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, pandemics, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions and regulatory and administrative or similar action or delays to take actions of any governmental authority;

“Governmental Entity” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction;

“Hazardous Substance” shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings;

“Indebtedness” mean (a) any indebtedness or other obligation for borrowed money of the Company, excluding Current Liabilities, (b) payment obligations of the Company for the deferred purchase price for purchases of property outside the Ordinary Course of Business arising in connection with transactions occurring prior to the Closing which are not evidenced by trade payables, (c) payment obligations of the Company under capital leases to which the Company is a party, (d) any off-balance sheet financing of the Company (including any obligation under swap transactions), (e) the aggregate amount of any unfunded or underfunded obligations under any pension, savings, profit sharing or other employee benefit arrangements maintained by the Company; and (f) any unpaid interest, prepayment premiums or penalties accrued or owing on any such indebtedness;

“Intellectual Property” means any intellectual property used in or relating to the Company or the Business, including but not limited to, any invention, patent, trademark, trade name, domain name or other indicia of source, copyright, confidential information, trade secret, whether or not registered, licenses (software or otherwise) and any right to apply for registration of any intellectual property;

“Laws and Regulations” means federal, state, local and foreign statutes, laws, ordinances, regulations, rules, codes, orders, constitutions, treaties, principles of common law, judgments, decrees or other requirements;

“Licenses” has the meaning ascribed thereto in Section 3.1(d)(ii);

“Material Adverse Change” means any change in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, employee relations, concessions, rights, liabilities, whether contractual or otherwise, of the Company which is materially adverse to the business or operations of the Company;

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount);

“Person” includes any individual, corporation, limited liability company, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and any other form of entity or organization;

“Prior Year-End Financial Statements” means the internally-prepared statement of assets, liabilities and owners’ equity of the Company and the internally-prepared statement income and expense of the Company for the fiscal year ended December 31, 2019, and in all cases, the notes thereto, in the form provided to Buyer;

“Real Property” means the leasehold interests in real property of the Company;

“Reasonable Best Efforts” shall mean best efforts, to the extent commercially reasonable;

“Release” means any release, effluent, spill, leak, emission, discharge, leach, dumping, deposit, dispersal, migration, escape or other disposal which is occurring or has occurred or been made in contravention of any Environmental Laws;

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than fifty percent (50%) of the voting power of all shares or other ownership interests of such entity or (b) the right to receive more than fifty percent (50%) of the net assets of such entity available for distribution to the holders of shares or other ownership interests upon a liquidation or dissolution of such entity;

“Tax” or “Taxes” mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by any Governmental Entity, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof, whether disputed or not;

“Tax Returns” includes all returns, reports, claims for refund, information returns, declarations, designations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form), including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed under applicable Laws and Regulations in respect of Taxes;

“Third Party” means any Person other than the Parties;

“Warranty Period” means the six (6) month period of time that the Computing Servers are covered by the warranty granted by Seller or its Affiliates in accordance with Section 3.1(a) of this Agreement.

“Warranty Start Date” means the date on which the Computing Servers are delivered to the carrier.

1.2 Schedules

The Schedules that are attached to this Agreement are incorporated into this Agreement by reference and are deemed to be part hereof.

1.3 Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are stated in lawful currency of the United States of America.

1.4 Choice of Law

All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.

1.5 Interpretation Not Affected by Headings or Party Drafting

The division of this Agreement into articles, sections, paragraphs, subparagraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the Schedules and Exhibits hereto and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. The term “including” shall mean including without limitation. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

1.6 Number and Gender

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	words in the singular number include the plural and such words will be construed as if the plural had been used;

(b)	words in the plural include the singular and such words will be construed as if the singular had been used; and

(c)	words importing the use of any gender include all genders where the context or Party referred to so requires, and the rest of the affected sentence will be construed as if the necessary grammatical and terminological changes had been made.

Knowledge

Where any representation or warranty contained in this Agreement or any agreement delivered pursuant to this Agreement is expressly qualified by reference to the “Knowledge” of a Party, such qualification shall be deemed to refer to the actual knowledge of such Party and the knowledge such Party would have if it had conducted a reasonable inquiry into the relevant subject matter; provided, with respect to Seller and the Company, the phrase “to the Knowledge of the Company” shall be deemed to mean the knowledge of Seller.

1.7 Time of Essence

Time shall be of the essence of this Agreement.

ARTICLE II

PURCHASE AND SALE; CLOSING PROCEEDS

2.1 Purchase and Sale

(a)	Upon the terms and conditions set forth in this Agreement, at the Closing, the Buyer shall deliver to the Seller, and/or its assignees set forth on Schedule I attached hereto, the purchase price (the “Purchase Price”) consisting of [ ] ordinary shares of the Buyer, par value $.01, (“Ordinary Shares”) with the value of US$[] million (the “Buyer’s Shares”). At the closing, the Seller shall assign, transfer and deliver to the Buyer such computing servers (the “Computing Servers”) set forth on Schedule II attached hereto and Buyer shall purchase, acquire, accept and take possession of all of Seller’s right, title and interest to the Computing Servers. The Computing Servers shall be conveyed free and clear of all liabilities, obligations and Encumbrances of any character whatsoever. The Buyer shall not assume or be responsible for any liabilities or obligations which relate to the Computing Servers, except as may be set forth in this Agreement.

(b)	Notwithstanding Section 2.1(a) above, promptly after receiving all consents from Nasdaq or Buyer’s stockholders, as the case may be, as determined by Buyer in its sole discretion, as advisable or necessary in connection with the new share issuance by the Buyer contemplated hereby (the “Required Approvals”), Buyer shall deliver the Buyer’s Shares in payment of the Purchase Price to Davidoff Hutcher & Citron LLP, the Buyer’s attorneys, as escrow agent (the “Escrow Agent”). The Buyer’s Shares shall be issued and outstanding for Rule 144 purposes, however shall be held in escrow for the six-month Warranty Period. At the end of the Warranty Period if any Computing Servers are not repaired or replace to the Buyer’s satisfaction, the number of Buyer’s Shares issued equal to the number of Computing Servers returned shall be retired by Buyer and not released to the Seller from the escrow. All other Buyer’s Shares shall be delivered promptly to the Seller. In the event that Buyer has not received the Required Approvals on or before November 30,2020, the Parties shall discuss in good faith other methods of payment of the Purchase Price, which shall in no way effect a rescission of the fulfillment of the Seller’s obligations under this Agreement unless mutually agreed upon by the Parties. Notwithstanding the foregoing, Buyer shall not be obligated to deliver the Purchase Price until the receipt of all consents from Nasdaq or Buyer’s stockholders that may be.

(c)	The Buyer must indicate place of delivery, and Seller will ship the Computing Servers to such designated place.

(d)	The terms of delivery of the Computing Servers shall be CIP (carriage and insurance paid. Once the Computing Servers having been delivered to transport with the beneficiary of such insurance being the Buyer, Seller shall have fulfilled its obligation to deliver the Computing Servers to the Buyer, and the title and risk of loss or damage to the Computing Servers shall pass to the Buyer.

(e)	In the case that Buyer has fulfilled its payment obligations in accordance with the terms and conditions of this Agreement and Seller fails to deliver the Computing Servers within the shipping period listed in Appendix A, the Buyer, is entitled to submit a written reminder to Seller. If Seller fails to deliver the Computing Servers within 30 days after receiving the written reminder from the Buyer, the Buyer is entitled to (i) request to terminate this Agreement, or (ii) continue to perform this Agreement and require Seller to deliver the Computing Servers.

(f)	Seller shall not be responsible for any delivery delay caused by the Buyer or any third party, including, but not limited to, the carrier, the customs and the import brokers, nor shall it be liable for damages, whether direct, indirect, incidental, consequential, or otherwise, for any failure, delay or error in delivery of any Computing Servers for any reason whatsoever.

(g)	Subject to the Seller being adequately covered by insurance during delivery of the Computing Servers to the Buyer, Seller shall not be responsible and the Buyer shall be fully and exclusively responsible for any loss of Computing Servers, personal injury, property damage, other damage or liability caused by the Computing Servers or the transportation of the Computing Servers either to the Buyer or any third party or theft of the Computing Servers during transportation from Seller to the Buyer.

(h)	If the Computing Servers are rejected and/or returned back to Seller because of any reason and regardless of the cause of such delivery failure, the Buyer shall be solely and exclusively liable for and shall defend, fully indemnify and hold harmless Seller against any and all related expenses, fees, charges and costs incurred, arising out of or incidental to and/or return (the “Return Expense”). Furthermore, if the Buyer would like to ask for Seller’s assistance in redelivering such Product(s) or assist in any other manner, and if Seller at its sole discretion decides to provide this assistance, then in addition to the Return Expense, the Buyer shall also pay Seller an administrative fee in accordance with Seller’s then applicable internal policy.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties by the Seller and the Buyer

Seller and the Buyer, jointly and severally (except where specifically indicated herein), represent and warrant to Buyer, as of the date hereof, the matters set forth in this Section 3.1, in connection with the completion of the transactions contemplated by this Agreement.

(a)	Warranty: The Computing Servers are in good condition. Seller warrants to the Buyer that during the Warranty Period, each Computing Servers will conform to the applicable Computing Servers requirements and specifications and perform and operate as intended and as set forth on Seller’s website for each Computing Server. During the Warranty Period, the Buyer’s sole and exclusive remedy, and Seller’s entire liability, will be to repair or replace, at Seller’s option, the defective part/component of the Computing Servers or the defective Computing Servers at no charge to the Buyer including, but not limited to, any applicable testing or shipping charges.

The Parties acknowledge and agree that the warranty provided by Seller as stated in the preceding paragraph does not apply to the following items caused by the Buyer:

(i)	normal wear and tear;

(ii)	damage resulting from accident, abuse, misuse, neglect, improper handling or improper installation damage or loss of the Computing Servers caused by undue physical or electrical stress, including, but not limited to, moisture, corrosive environments, high voltage surges, extreme temperatures, shipping, or abnormal working conditions;

(iii)	damage or loss of the Computing Servers caused by acts of nature including, but not limited to, floods, storms, fires, and earthquakes;

(iv)	damage caused by operator error, or non-compliance with instructions as set out in accompanying documentation;

(v)	alterations by persons other than Seller, associated partners or authorized service facilities;

(vi)	Computing Servers, on which the original software has been replaced or modified by persons other than Seller, associated partners or authorized service facilities;

(vii)	use of counterfeit Computing Servers; damage or loss of data due to interoperability with current and/or future versions of operating system, software and/or hardware;

(viii)	damage or loss of data caused by improper usage and behavior which is not recommended and/or permitted in the Computing Servers documentation;

(ix)	failure of the Computing Servers(s) caused by usage of Computing Servers not supplied by Seller; and

(x)	hash boards or chips are burnt.

In case the warranty is voided, Seller may, at its sole discretion, provide repair service to the Buyer, and the Buyer shall bear all related expenses and costs.

(b)	Title. Seller owns, and at the Closing shall have, good, valid and marketable title to the Computing Servers and full right to transfer title to the Computing Servers free and clear of all liens, mortgages, charges, liabilities, claims, security interests or Encumbrances of every type whatsoever, except statutory liens and liabilities created by Buyer.

(c)	Compliance With Laws. To Seller’s knowledge the operations and activities of the Seller concerning the Computing Servers have previously and continue to comply in all respects with all applicable Federal, state and local laws, statutes, codes, ordinances, rules, regulations, permits, judgments, orders, writs, awards, decrees or injunctions (collectively, the “Laws”), as in effect on or before the date of this Agreement. Neither the ownership nor use of the Computing Servers conflicts with the rights of any other person, firm or corporation or violates, or with or without the giving of notice or the passage of time, or both, will violate, conflict with or result in a default, right to accelerate or loss of rights under any Encumbrance, or Laws to which the Seller is a party or by which it or the Computing Servers may be bound or affected. The Seller has not received any written notice of communication from any third party asserting a failure to comply with any Laws, nor has the Seller received any written notice that any authority or third party intends to seek enforcement against it to compel compliance with any such Laws.

(d)	Consents and Regulatory Approvals.

(i)	No material consent, approval, waiver, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or Governmental Authorization from, any Governmental Entity is required to be obtained or made by Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

(ii)	The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which Seller is a party or to which any of its properties or operations are subject, or result in the creation of any Encumbrances on the Buyer’s Shares.

(e)	Valid Existence. Buyer and Seller are each duly organized, validly existing and on active status under the laws of its jurisdiction of organization, with all requisite corporate power and authority and all authorizations, licenses and permits necessary to own and operate its properties and to carry on its business as now conducted.

(f)	Authority and Binding Obligation. Seller and Buyer each has all requisite power and authority to execute and deliver this Agreement and all other agreements contemplated hereby to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by Seller and Buyer of this Agreement and all other agreements contemplated hereby to which it is a party and the consummation by Seller and Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller and Buyer. This Agreement has been duly and validly executed and delivered by Seller and Buyer and constitutes a valid and binding obligation of Seller and Buyer, enforceable against Seller and Buyer in accordance with its terms, except as enforceability hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and Regulations affecting creditors’ rights generally and limitations on the availability of equitable remedies.

(g)	Contractual and Regulatory Approvals. Except for in connection with the issuance of the Ordinary Shares, Buyer is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licenses, certifications, authorizations or approvals of, or notifications to, any Governmental Entity are required to be obtained by Buyer in connection with the execution, delivery or performance of this Agreement or the completion of any of the transactions contemplated herein.

Compliance with Organizational Documents. The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by Seller and Buyer and the completion of the transactions contemplated hereby, will not constitute or result in a violation or breach of or default under any term or provision of the Organizational Documents of Seller and Buyer.

(h)	No Proceedings. There are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf Seller or Buyer or others) pending or to the Knowledge of Seller or Buyer, threatened, by or against Seller or Buyer that relate to the completion of the transaction contemplated by this Agreement, before or by any court or any governmental entity.

(i)	Broker’s Fees. Neither Seller nor Buyer has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

(j)	Validity of Buyer’s Shares. Buyer represents and warrants to the Seller that, as of the date hereof, the Buyer’s Shares, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, free of all preemptive rights, and no further consents of any Person shall be required in connection with the issuance thereof.

(k)	Material Liabilities. Neither any Seller nor the Buyer has any material liabilities, obligations or commitments of the type required to be reflected on a balance sheet prepared in accordance with past accounting practices of the Company, except: (a) those that are reflected or reserved against in the Financial Statements, last filed with the Securities and Exchange Commission (the “SEC”) and (b) those that have been incurred in the Ordinary Course of Business since the date of the las Financial Statements filed with the SEC.

(l)	Tax Matters. The Buyer has filed all foreign, national, municipal, provincial, local tax returns of any kind whatsoever, including its value-added tax (“VAT”) returns, required to be filed by the date hereof. Each of such tax returns reflects the taxes due for the period covered thereby and the Buyer has paid all such amounts. The Buyer has no liabilities with respect to the payment of any taxes (including any deficiencies, interest or penalties), except for taxes accrued but not yet due and payable.

(m)	Regulation S. The Seller and each of its nominees or assignees (collectively, the “Seller”) is a non-U.S. person (as such term is defined in Rule 902 of Regulation S promulgated under the Securities Act (“Regulation S”)) and is not acquiring the Buyer’s Shares for the account or benefit of a U.S. person. No Seller will, within six (6) months of the date of the transfer of the Buyer’s Shares to the Seller, (i) make any offers or sales of the Buyer’s Shares in the United States or to, or for the benefit of, a U.S. person (in each case, as defined in Regulation S) other than in accordance with Regulation S or another exemption from the registration requirements of the Securities Act, or (ii) engage in hedging transactions with regard to the Buyer’s Shares unless in compliance with the Securities Act. Neither any Seller nor any of the Seller’s Affiliates or any Person acting on their behalf has engaged or will engage in directed selling efforts (within the meaning of Regulation S) with respect to the Buyer’s Shares, and all such persons have complied and will comply with the offering restriction requirements of Regulation S in connection with the offering of the Buyer’s Shares outside of the United States. No Seller, nor any Person acting on any Seller’s behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Ordinary Shares. Seller agrees not to cause any advertisement of the Ordinary Shares to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Ordinary Shares, except such advertisements that include the statements required by Regulation S, and only offshore and not in the U.S. or its territories, and only in compliance with any local applicable securities laws. Further, any such sale of the Ordinary Shares in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction. Seller will not offer to sell or sell the Ordinary Shares in any jurisdiction unless the applicable Seller obtains all required consents, if any.

(n)	Foreign Investors. Seller represents that they have satisfied themselves as to the full observance by Seller of the laws of the jurisdictions applicable to each Seller in connection with the purchase of the Buyer’s Shares or the execution and delivery by each Seller of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Buyer’s Shares, (ii) any foreign exchange restrictions applicable to the purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to any Seller’s purchase, holding, redemption, sale, or transfer of the Buyer’s Shares. Each Seller’s receipt of, and continued beneficial ownership of, the Buyer’s Shares will not violate any securities or other laws of any Seller’s jurisdiction applicable to such Seller.

(o)	Experience of Seller. Each Seller, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Buyer’s Shares, and has so evaluated the merits and risks of such investment. Each Seller is able to bear the economic risk of an investment in the Ordinary Shares and, at the present time, is able to afford a complete loss of such investment.

(p)	Access to Information. Each Seller acknowledges that it has had the opportunity to review the transaction documents and all reports and documents filed by the Buyer, or its predecessor, with the SEC, and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Buyer concerning the terms and conditions of the offering of Ordinary Shares and the merits and risks of investing in the Ordinary Shares; (ii) access to information about the Buyer and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Buyer possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(q)	No Registration. Seller understands that the Ordinary Shares have not been, and will not be, registered under the Securities Act or applicable securities laws of any state or country and therefore the Ordinary Shares cannot be sold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and applicable state securities laws or exemptions from such registration requirements are available. Except as described in Section 4.2 herein, Buyer shall be under no obligation to register the Buyer’s Shares under the Securities Act and applicable state securities laws, and any such registration shall be in Buyer’s sole discretion.

(r)	No General Solicitation. Seller is not receiving the Buyer’s Shares as a result of any advertisement, article, notice or other communication regarding the Ordinary Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(s)	Disclosure. No representation or warranty contained in this Section 3.1, and no statement contained in any certificate, list, summary or other disclosure document provided or to be provided to Buyer pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact which is necessary in order to make the statements contained therein not misleading.

(t)	Copies of Documents. Complete and correct copies (including all amendments) of all contracts and other documents required to be provided to Buyer under the terms of this Agreement have been delivered to Buyer.

(u)	Accuracy. No representation, warranty, covenant or statement by the Seller or Buyer in this Agreement, the Schedules attached hereto and the certificate or other documents furnished or to be furnished pursuant hereto, contains or will contain any untrue statement of material fact, or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein, in light of circumstances under which they were made, not false or materially misleading.

(v)	Survival. All representations and warranties made by the Seller or the Buyer in this Agreement, including, without limitation, all representations and warranties made in any Exhibit or Schedule hereto or certificate delivered hereunder, shall survive the Closing until and through the first anniversary of the Closing Date (the “Survival Date”).

ARTICLE IV

COVENANTS

4.1 Covenants by Seller and the Buyer

4.2 Covenant by Buyer

(a)	Registration Rights. If Buyer proposes to register its Ordinary Shares under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration) or a resale of certain of such securities by Buyer’s stockholders, Buyer shall, at such time, promptly give each Seller notice of such registration. Upon the request of each Seller given within twenty (20) days after such notice is given by Buyer, Buyer shall cause to be registered all of the Ordinary Shares that each such Seller beneficially holds and has requested to be included in such registration. Buyer shall have the right to terminate or withdraw any registration initiated by it or pursuant to an underwriter’s limitations before the effective date of such registration, whether or not any Seller has elected to include Ordinary Shares in such registration. The expenses of such withdrawn registration shall be borne by Buyer.

4.3 Consents

The Parties shall cooperate with each other and proceed, as promptly as is reasonably practicable, to make any filings (and comply with associated requests for information) and to obtain any necessary consents and approvals from government bodies, regulators, lenders, landlords and other Third Parties, and to endeavor to comply with all other legal or contractual requirements for or preconditions to the execution and consummation of the transactions contemplated hereby.

ARTICLE V

CLOSING

5.1 Closing Arrangements

Subject to the terms and conditions hereof, the Closing shall take place at on the date hereof by the electronic exchange of documents, or at such other place or places as may be mutually agreed upon by all of the Parties.

5.2 Documents to be Delivered

At or before the Closing, Seller, as applicable, shall execute, or cause to be executed, and shall deliver, or cause to be delivered, to Buyer, all agreements, instruments, notices, certificates and other documents, or counterpart signatures thereof, which are required to be delivered by Seller, pursuant to the provisions of this Agreement, and Buyer shall execute, or cause to be executed, and shall deliver, or cause to be delivered to Seller all directions and all agreements, instruments, notices, certificates and other documents, or counterpart signatures thereof, which Buyer is required to deliver or cause to be delivered pursuant to the provisions of this Agreement, including the following:

(a) Documents to be delivered by Seller;

(i)	this Agreement, duly executed by Seller and the Company;

(ii)	certified copies of all necessary Seller resolutions, authorizations and proceedings of the directors, shareholders, members or managers of the Seller that are required to be taken or obtained to permit the due and valid transfer of the Computing Servers to Buyer, to authorize the execution, delivery and performance of this Agreement and completion of such other transactions contemplated herein;

(iii)	evidence of discharge of all Encumbrances, if any relating to the Computing Servers (or arrangements satisfactory to the Buyer thereof);

(iv)	all such other documents and instruments that are incidental to the foregoing as the Buyer may reasonably require.

(b) Documents to be delivered or cause to be delivered by Buyer:

(i)	this Agreement, duly executed by Buyer; and

(ii)	the Buyer’s Shares in consideration of the Purchase Price; and

(iii)	all such other documents and instruments that Seller may reasonably require in connection with the transactions contemplated hereby.

ARTICLE VI

INDEMNIFICATION

6.1 Each party shall, during the term of this Agreement and at any time thereafter, indemnify and save each other harmless from and against any and all damages, suits, claims, judgments, liabilities, losses, fees, costs or expenses of any kind, including legal fees, whatsoever arising out of or incidental to the performance under this Agreement.

6.2 Notwithstanding anything to the contrary herein, neither party shall under no circumstances, be liable to each other for any consequential loss, or loss of goodwill, business, anticipated profits, revenue, contract, or business opportunity arising out of or in connection with this Agreement, and each party hereby waives any claim it may at any time have against the other in respect of any such damages. The foregoing limitation of liability shall apply whether in an action at law, including, but not limited to, contract, strict liability, negligence, willful misconduct or other tortious action, or an action in equity.

6.3 Each Party’s cumulative aggregate liability pursuant to this Agreement, whether arising from tort, breach of contract or any other cause of action shall be limited to, and not exceed the amount of one hundred percent (100%) of the Purchase Price actually received by Seller from the Buyer and paid by the Buyer to Seller.

6.4 Computer Servers are not designed, manufactured or intended for use in hazardous or critical environments or in activities requiring emergency or fail-safe operation, such as the operation of nuclear facilities, aircraft navigation or communication systems or in any other applications or activities in which failure of the Computer Servers may pose the risk of environmental harm or physical injury or death to humans. Buyer specifically disclaims any express or implied warranty of fitness for any of the above described application and any such use shall be at the Buyer’s sole risk.

6.5 The above limitations and exclusions shall apply (1) notwithstanding failure of essential purpose of any exclusive or limited remedy; and (2) whether or not such party has been advised of the possibility of such damages. This clause allocates the risks under this Agreement and the pricing reflects this allocation of risk and the above limitations.

ARTICLE VII

GENERAL PROVISIONS

7.1 Further Assurances

Each of the Seller and Buyer hereby covenant and agree that, at any time and from time to time after the Closing Date, such Party will, upon the request of any other Party, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be reasonably required for the better carrying out and performance of all the terms of this Agreement.

7.2 Remedies Cumulative

Except as otherwise provided in Article VI, the rights and remedies of the Parties under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by any Party hereto of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such Party may be lawfully entitled for the same default or breach.

7.3 Notices

(a)	Any notice, designation, communication, request, demand or other document, required or permitted to be given or sent or delivered hereunder to any Party hereto shall be in writing and shall be sufficiently given or sent or delivered if it is:

(i)	delivered via courier to such Party; or

(ii)	sent to the Party entitled to receive it by mail, postage prepaid; or (iii) delivered via email to such Party.

(b)	Notices shall be sent to the following addresses:

Seller: ______________

Buyer: Bit Digital, Inc.

Bit Digital, Inc.

136-20 38th Avenue, Suite 9A-2

Flushing, New York 11354

erkeh@bit-digital.com

With a copy (for informational purposes only) to the Buyer’s Counsel:

Davidoff Hutcher & Citron LLP

605 Third Avenue, 34th Fl.

New York, NY 10158

Attn: Elliot H. Lutzker

ehl@dhclegal.com

Or to such other address as the Party entitled to or receiving such notice, designation, communication, request, demand or other document shall, by a notice given in accordance with this Section 7.3(b), have communicated to the Party giving or sending or delivering such notice, designation, communication, request, demand or other document.

If delivered as aforesaid, be deemed to have been given, sent, delivered and received on the date of delivery; and

If sent by mail as aforesaid, be deemed to have been given, sent, delivered and received on the fifth (5th) Business Day following the date of mailing.

7.4 Counterparts

This Agreement may be executed in a number of counterparts; all of which when taken together shall be considered on and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

7.5 Expenses of Parties

Except as otherwise expressly provided herein, the Parties hereto shall pay their own respective expenses incident to the preparation of this Agreement and to the consummation of the transactions provided for herein.

7.6 Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, as the case may be. Notwithstanding the foregoing, however, this Agreement may not be assigned by Seller, and may not be assigned by Buyer except to another entity under common control with Buyer upon prior written notice to Seller. Nothing herein, express or implied, is intended to confer upon any Person, other than the Parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

7.7 Entire Agreement

This Agreement, attached Exhibits, together with any confidentiality agreement entered into in respect of the Company prior to the date of this Agreement, constitute the entire agreement between the Parties hereto and, except as otherwise stipulated herein, supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings.

7.8 Survival

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall survive the Closing and shall continue in full force and effect. Closing shall not prejudice any right of one Party against the other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

7.9 Additional Remedies

Each of the Parties hereto acknowledges and understands that non-performance or threatened non-performance of the covenants contained herein may not be compensable in damages. Accordingly, each of the Parties agrees and accepts that any adverse Party may, in addition to any other remedy for relief, enforce the performance of any covenant of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damages to such Party or notwithstanding that damages may be readily quantifiable and each of the Parties agrees not to plead sufficiency of damages as a defense in any proceeding for such injunctive relief brought by the other Party.

7.10 Severability

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

7.11 Waiver

Any Party hereto which is entitled to the benefits of this Agreement may, and has the right to, waive any term or condition hereof at any time on or prior to the Closing; provided, however, that such waiver shall be evidenced by written instrument duly executed on behalf of such Party.

7.12 Submission to Jurisdiction

Any action, suit or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the Parties in any state or federal courts located in New York, New York, and each of the Parties consents to the exclusive jurisdiction of such courts in any such action, suit or proceeding and waives any objection to venue laid therein. Each of the Parties hereto hereby consents to service of process in any such suit, action or proceeding in any manner permitted by the laws of the State of New York and waives and agrees not to assert by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that service of process made in accordance with this Agreement does not constitute good and sufficient service of process.

7.13 Confidential Information and Disclosure

All information concerning this Agreement and matters pertaining to or derived from the provision of Computing Servers pursuant to this Agreement between the Parties, whether in oral or written form, or in the form of drawings, computer programs or other, as well as all data derived therefrom (“Confidential Information”), shall be deemed to be confidential and, as such, may not be divulged to any unauthorized person. The Parties undertake and agree to take all reasonable and practicable steps to ensure and protect the confidentiality of the Confidential Information which cannot be passed, sold, traded, published or disclosed to any unauthorized person.

Notwithstanding the foregoing, Seller acknowledges and agrees that Buyer is a U.S. publicly traded company and may be required to disclose this Agreement and its related terms, in order to comply with applicable securities laws, including its disclosure obligations under the U.S. Securities Exchange Act of 1934, as amended.

7.14 Force Majeure

To the extent that a Party is fully or partially delayed, prevented or hindered by an event of Force Majeure from performing any obligation under this Agreement (other than an obligation to make payment), subject to the exercise of reasonable diligence by the affected Party, the failure to perform shall be excused by the occurrence of such event of Force Majeure. A Party claiming that its performance is excused by an event of Force Majeure shall, promptly after the occurrence of such event of Force Majeure, notify the other Party of the nature, date of inception and expected duration of such event of Force Majeure and the extent to which the Party expects that the event will delay, prevent or hinder the Party from performing its obligations under this Agreement. The notifying Party shall thereafter use its best effort to eliminate such event of Force Majeure and mitigate its effects.

The affected Party shall use reasonable diligence to remove the event of Force Majeure, and shall keep the other Party informed of all significant developments.

7.15 Personal Data

Depending on the nature of the Buyer’s interaction with Seller, some examples of personal data which Seller may collect from the Buyer include the Buyer’s name and identification information, contact information such as the Buyer’s address, email address and telephone number, nationality, gender, date of birth, and financial information such as credit card numbers, debit card numbers and bank account information.

Seller generally does not collect the Buyer’s personal data unless (a) it is provided to Seller voluntarily by the Buyer directly or via a third party who has been duly authorized by the Buyer to disclose the Buyer’s personal data to Buyer (the Buyer’s “authorized representative”) after (i) the Buyer (or the Buyer’s authorized representative) has been notified of the purposes for which the data is collected, and (ii) the Buyer (or the Buyer’s authorized representative) has provided written consent to the collection and usage of the Buyer’s personal data for those purposes, or (b) collection and use of personal data without consent is permitted or required by related laws. Seller shall seek the Buyer’s consent before collecting any additional personal data and before using the Purchaser’s personal data for a purpose which has not been notified to the Buyer (except where permitted or authorized by law).

7.16 Amendments.

Any provision of this Agreement may be amended, if and only if, such amendment is written and signed by each party to this Agreement. Neither any failure nor any delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver of any rights of such party, unless such waiver is made by a writing executed by the party and delivered to the other parties hereto, nor shall a single or partial exercise of any right preclude any other right, power or privilege accorded to any party hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

Signature Page of the Buyer

IN WITNESS WHEREOF, the Buyer has caused this Agreement to be duly executed individually or by its authorized officer or member as of the date first above written.

The Buyer:

Bit Digital, Inc.

By:
Name:	Erke Huang
Title:	Chief Financial Officer

Signature Page of the Seller

IN WITNESS WHEREOF, the Seller has caused this Agreement to be duly executed individually or by its authorized officer or member as of the date first above written.

The Seller:

By:
Name:
Title:

Unit type: ___________________

Number of units: ___________________

Total Sale Price: ___________________

Number of Shares Issued ($ [ ] divided by): ___________________

Address and Contacts of Seller

_________________________________

_________________________________

_________________________________

_________________________________

_________________________________

_________________________________

Telephone:

Fax:

Email:

*The “hash rate per unit” and “power usage per unit” values (i) are estimates included for reference purposes only, (ii) do not constitute a service level, guarantee, or other obligation, (iii) may vary significantly from time to time and from the estimated values, and (iv) have no impact on pricing or amounts owed under the Agreement.

Schedules to

Asset Purchase Agreement

SCHEDULE I

LIST OF SELLERS

No.	Shares	Name	Address
1
2
3
4
5
Total:

Schedule II

COMPUTING SERVERS OF SELLER

No.	Unite Type	Number of Units	Hash Rate per Unit (+/- 5%) TH/s	Efficiency per Unit (+/- 5%) KW/TH	Name	Address
1
2
3
4
5

APPENDIX A

This Appendix A (this “Appendix A”) specifies the Computing Servers sold by (“Seller”) to Bit Digital, Inc. (the “Buyer”) (Seller and the Buyer, collectively, the “Parties” and each a “Party”) pursuant to the purchase and sale agreement (the “Agreement”) between the Parties, as well as the specific payment and delivery terms applicable to the Products under the Agreement.

1. Per the Buyer’s request, Seller will provide the following Computing Servers upon full payment in accordance with the terms specified hereunder to the Buyer on or before the dates specified herein:

Hash Rate per Unit (+/- 5%) TH/s	Efficiency per Unit (+/- 5%) KW/TH	Price
		Estimated Unit Price	Units	Total
		US$		US$
Address for delivery:		[****] 【****】

2. The Parties confirm that the total hash rate of the Computing Servers under this Agreement shall not be less than ____________TH/s.

3. Where the actual Computing Servers provided by Seller are not inconsistent with the description listed in Article 1 of this Appendix A, provided that all the following three requirements are met, the unit price and/or quantity of the Computing Servers can be adjusted by Seller based on the actual type of the Computing Servers before delivery. The types, quantity and unit price of the actual delivered Computing Servers shall be subject to the statement issued by Seller. The Buyer shall not refuse to accept the Computing Servers on the grounds that the types, quantity and/or unit price of the actual delivered Computing Servers are inconsistent with Article 1 of Appendix A provided:

(1) The total hash rate of the Computing Servers actually delivered by Seller to the Buyer shall not be less than the total hash rate as stipulated in Article 2 of Appendix A;

(2) The Computing Servers actually delivered by Seller to the Buyer are ________________.

Without prejudice to the above, the unit price and the Total Purchase Price of the Computing Servers and any amount paid by the Buyer shall be all denominated in USD.

The parties hereby acknowledge and agree that the terms of this Appendix A form an integral part of the essential terms and conditions of the Agreement, are incorporated by reference into and made part of the Agreement, and represent the final agreement of the Parties with respect to the purchase and sale of the Computing Servers specified herein. The Parties hereby further acknowledge and agree, for the avoidance of doubt, that where the terms of this Appendix A and the Agreement conflict, the terms of this Appendix A shall control in all respects.